Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 July 20, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 938
             Guggenheim Balanced Income Builder Portfolio, Series 2
                              File No. 333-182170
                              -------------------


Dear Mr. Bartz:

    This letter is in response to the comment that you raised in during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 938, filed on June 15, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Balanced Income Builder Portfolio, Series 2 (the "Trust"). This letter serves to respond to your comment.

PRINCIPAL  RISKS
----------------

    1. PLEASE ADD A SMALL-CAPITALIZATION COMPANY RISK, IF APPLICABLE.

    Response: The mid-capitalization company risk disclosure has been revised include small-capitalization companies in the risk disclosure.

    We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                          By /s/ Morrison Warren
                                                         -----------------------
                                                                 Morrison Warren